SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 0-5449

___________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comarco, Inc.

25541 Commercentre Drive, Suite 250

Lake Forest, CA 92630

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

INDEX TO Financial Statements AND SUPPLEMENTAL SCHEDULE

UPage

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2012	13

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

SIGNATURES	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of

Comarco, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Comarco, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of December 31, 2012 and for the year then ended was performed for the purpose of forming an opinion on the basic 2012 financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

July 1, 2013

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments, at fair value (Note 3)	$6,187,000	$8,102,000
Notes receivable from participants	89,000	98,000
Total assets	6,276,000	8,200,000

LIABILITIES
Excess contributions payable to participants	7,000	17,000

Net assets reflecting investments at fair value	6,269,000	8,183,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(31,000)	(38,000)
Net assets available for benefits	$6,238,000	$8,145,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2012	2011
Net assets available for benefits, beginning of year	$8,145,000	$10,195,000

Additions:
Contributions:
Employer	22,000	68,000
Employee	55,000	125,000
Dividends	3,000	235,000
Interest on notes receivable from participants	3,000	6,000

Net realized and unrealized appreciation of investments	757,000	—
Other income	—	8,000
Total additions	840,000	442,000

Deductions:
Plan distributions	2,713,000	1,877,000
Corrective distributions	7,000	17,000
Administrative expenses	27,000	—
Net realized and unrealized depreciation of investments	—	598,000
Total deductions	2,747,000	2,492,000

Net decrease in net assets	(1,907,000)	(2,050,000)

Net assets available for benefits, end of year	$6,238,000	$8,145,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

0B1.     Description of the Plan

The following description of Comarco, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

8BGeneral

The Plan is a defined contribution plan covering substantially all full-time employees of Comarco, Inc. and its subsidiary (“the Company” or “the Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed by Comarco Wireless Technologies, Inc., a subsidiary of Comarco, Inc. (“Comarco”).

Beginning in February, 2012, the Company changed the record keeper and trustee for the Plan. McCready and Keene, a OneAmerica company, is the record keeper of the Plan and Wilmington Trust Retirement and Institutional Services Company (“Wilmington Trust”) is the trustee for all assets other than the Comarco, Inc. stock and the Wells Fargo Stable Value Fund, which trustees are Charles Schwab and Wells Fargo Bank N.A. (“Wells Fargo”), respectively.

9BContributions

Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of Comarco, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan. Participant contributions and employer matching contributions are funded on a bi-weekly basis. All amounts contributed to the Plan have been deposited with the Funding Agent, McCready and Keene. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the two year period ended December 31, 2012.

10BE9BExcess Contributions Payable to Participants

The Plan is required to refund contributions received in excess of the IRC limits. At December 31, 2012, the Plan had approximately $7,000 in corrective distributions payable to participants. The corrective distributions were refunded by March 15, 2013.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants

The Plan permits participants to obtain two loans from their account balances, subject to certain IRS limitations not exceeding 50% of the participant account balance. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 4.25% to 5.25% applicable to all loans outstanding at December 31, 2012. All loans are secured by the participant’s account balance.

Hardship Withdrawals

A withdrawal from a participant’s account may be permitted if the participant has a financial hardship for certain specific reasons as defined in the Plan document and upon approval by the plan administrator. After making a hardship withdrawal, a participant is suspended from making additional contributions for a period of six months from the effective date of such withdrawal. The minimum hardship withdrawal is $500.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Vesting

Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period.

13BForfeited Amounts

At December 31, 2012 and 2011, the forfeiture account within the Plan totaled $132,000 and $15,000, respectively. Under the terms of the Plan document, the forfeiture account may be used to restore the accounts of former participants who return to the Plan or reduce Plan expenses or Company contributions. In 2012 and 2011, Company contributions totaling $12,000, and $39,000 were made from forfeited non-vested accounts, respectively. During the year ended December 31, 2012, the Company discovered that the non-vested portion of the account balances of certain participants who had incurred a five-year consecutive break in service had not been forfeited from the participants’ account and had not been transferred from such participant accounts to the forfeiture account by the Company’s previous record keeper. The Company has since filed with the Internal Revenue Service (“IRS”) an application for compliance statement under the IRS’s voluntary correction program (“VCP”) seeking remediation of this noncompliance issue.

14BPayment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or annuity payments if the participant was hired before January 1, 1989. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

15BInvestment Options

As of December 31, 2012, participant contributions to the Plan are directed to any of the nineteen investment options offered by the Plan (Brandes Core Plus Fund, WTFSC International Core Portfolio, WTFSC Total Return REIT Portfolio, Wells Fargo Stable Value Fund J, AUL Stable Value, BlackRock Equity Index Fund, BlackRock Emerging Markets Equity Index Fund, BlackRock Russell 2000 Index Fund, any of Callan Glidepath 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 or 2050 Funds, Credit Suisse Enhanced Commodity Return Trust, or Comarco, Inc. Common Stock) as designated by the participant. Effective January 1, 2010, no new investments in Comarco, Inc. stock were permitted.

14B

1B2.     Summary of Significant Accounting Policies

16BBasis of Accounting

The Plan prepares its financial statements on the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, investment contracts held by a defined-contribution plan (e.g. common/collective trust funds) are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, as required by ASC 962, the accompanying statements of net assets available for benefits for 2012 and 2011 present the fair value of the investment contracts as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value at December 31, 2012 and 2011.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

19B

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

18BValuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Administrative Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

17BNon Distributed Benefits

The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

21BRisks and Uncertainties

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company. For the years ended December 31, 2012 and 2011, administrative expenses paid by the plan to the trustees were approximately $27,000 and less than $1,000, respectively. Such transactions qualify as party in interest transactions.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for the Plan for the year ended December 31, 2012 and has been adopted and such adoption has had no impact to our financial statements.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Subsequent Events

Management has evaluated events subsequent to December 31, 2012 through the date the accompanying financial statements were filed with the Securities and Exchange Commission for transactions and other events that may require adjustment of and/or disclosure in such financial statements. No items came to management’s attention that require adjustment to the financial statements; however, management notes the disclosure items below.

On January 18, 2013, the Company incurred a voluntary reduction in its workforce triggering a partial Plan termination. All active participants of the Plan that were terminated as a result of the reduction in workforce were made fully vested in the employer contributions to their account, if they were not already fully vested.

On June 24, 2013, the Company filed a VCP application with the Internal Revenue Service to request a compliance statement with respect to the untimely forfeiture of the unvested portion of certain participant accounts under the plan. In the VCP application, the Plan Sponsor proposed that the untimely forfeitures would be corrected by treating such forfeitures as having occurred in 2013, or if later, in the year in which the compliance statement is issued. It was further proposed that the forfeited funds be properly disposed of as prescribed by the Plan no later than in the plan year following the plan year in which the forfeiture occurs by restoring participant accounts, offsetting plan expenses, and reducing employer contributions. To the extent there are still amounts remaining in the forfeiture account, it was proposed that such amounts be allocated as a discretionary employer contribution.

2B3.     Investments

The following table presents the fair values of investments at December 31, 2012. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified.

	December 31,
Identity of Party and	2012
Description of Asset	Shares/ Units	Fair Value

Cash and Cash Equivalents	—	$2,000
Common/Collective Trust Funds:
Callan Glidepath 2010 Fund CL 85	47,000	540,000*
Callan Glidepath 2015 Fund CL 85	41,000	458,000*
Callan Glidepath 2020 Fund CL 85	41,000	447,000*
Callan Glidepath 2025 Fund CL 85	111,000	1,187,000*
Callan Glidepath 2030 Fund CL 85	154,000	1,630,000*
Callan Glidepath 2035 Fund CL 85	60,000	628,000*
Callan Glidepath 2040 Fund CL 85	7,000	76,000
WTFSC International	—	1,000
WTFSC Total Return REIT	—	2,000
AUL Stable Value	97,000	100,000
Wells Fargo Stable Value Fund J	24,000	1,096,000*
BlackRock Emerging Markets	—	1,000
BlackRock Equity Index	—	2,000
BlackRock Russell 2000 Index	—	1,000
Credit Suisse Enhanced Commodity	—	1,000
Total Common/Collective Trusts		6,170,000
Comarco, Inc. Common Stock	100,000	15,000
Total Investments, at fair value		$6,187,000

* Represents 5% or more of Plan net assets.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The following table presents the fair values of investments at December 31, 2011. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified.

	December 31,
Identity of Party and	2011
Description of Asset	Shares/ Units	Fair Value

Cash and Cash Equivalents	—	$2,000
Common/Collective Trust Fund:
Wells Fargo Stable Value CL L	15,000	1,530,000*
Mutual Funds:
Loomis Sayles Bond Fund Admin	5,000	75,000
Lord Abbett Small Cap Value FD P	13,000	388,000
Prudential Jennison Natural Re	—	12,000
American Cap World GR & INC	8,000	271,000
American Growth FD of Amer R3	35,000	1,000,000*
American Income FD OF	5,000	86,000
DWS Rreef Real Estate Sec	3,000	51,000
DWS Dreman Small Cap Value	6,000	184,000
BlackRock Infl Prot A	—	—
BlackRock Govt Inc Port CL A	36,000	383,000
Oppenheimer Dev Mkts FD CL A	22,000	632,000*
Mainstay Icap Select Eqty R2	19,000	631,000*
Pimco Total Return Fund CL A	14,000	154,000
BlackRock S&P 500 Index	38,000	587,000*
Thornburg Inter Value FD A	25,000	596,000*
Fidelity Adv Small Cap FD CL T	60,000	1,236,000*
Janus Contrarian Fund CL A	—	—
Hartford Capital CL R4	—	—
Davis NY Venture FD CL A	3,000	99,000
EV Worldwide Health Sciences	16,000	144,000
Seligman Comm & Info FD CL A	—	19,000
Total Mutual Funds		6,548,000
Comarco, Inc. Common Stock	109,000	22,000
Total Investments, at fair value		$8,102,000

* Represents 5% or more of Plan net assets.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The Plan's investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in fair value for the years ended December 31, 2012 and 2011. A summary of the change in fair value of the investments is as follows:

	Years Ended December 31,
	2012	2011

Comarco, Inc. common stock	$(5,000)	$(23,000)
Common/collective trusts	762,000	25,000
Mutual funds	—	(600,000)
	$757,000	$(598,000)

The Plan invests in a fully benefit-responsive investment contract through Wells Fargo, as of December 31, 2012 and 2011. The average yield earned on this investment contract for the years ended December 31, 2012 and 2011 was 0.9% and 1.6%, respectively. The average yield credited to plan participants on the investment contracts for the years ended December 31, 2012 and 2011 was 1.9% and 2.3%, respectively.

3B

4.     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

●	ULevel 1U – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities;

UCash and cash equivalentsU : The carrying value of cash approximates fair value due to its relatively short-term nature.

UCommon StocksU: These investments are valued at the closing quoted market price reported on the active market on which the individual securities are traded.

UMutual FundsU: These investments are public investment securities valued using the Net Asset Value (NAV) provided by the investment custodian. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

●	ULevel 2U – Inputs to the valuation methodology include:

o	Quoted prices for similar assets or liabilities in active markets;

o	Quoted prices for identical or similar assets or liabilities in inactive markets;

o	Inputs other than quoted prices that are observable for the asset or liability;

o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

UCommon/Collective Trust FundsU: These investments are public investment securities valued using the NAV for that fund. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments. A majority of the investments held by each fund are traded on an active market.

●	ULevel 3U – Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value measurement.

The Plan had no investments classified as level 3.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair vales. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of the fair value at the reporting date.

The following are the Plan’s financial instruments carried at fair value categorized by the fair value hierarchy established by ASC 820 as of December 31, 2012 and 2011:

	December 31, 2012
	ULevel 1	ULevel 2	UTotal

Cash and cash equivalents	$2,000	$—	$2,000
Common stocks -Comarco stock	15,000	—	15,000
Common/collective trust funds	—	6,170,000	6,170,000
Total investments measured at fair value at December 31, 2012	$17,000	$6,170,000	$6,187,000

	December 31, 2011
	ULevel 1	ULevel 2	UTotal

Cash and cash equivalents	$2,000	$—	$2,000
Common stocks - Comarco stock	22,000	—	22,000
Mutual funds:
Index funds	587,000	—	587,000
Growth funds	1,271,000	—	1,271,000
Small Cap funds	1,808,000	—	1,808,000
Bond/fixed income funds	612,000	—	612,000
Other funds	2,270,000	—	2,270,000
Common/collective trust funds	—	1,530,000	1,530,000
Total investments measured at fair value at December 31, 2011	$6,572,000	$1,530,000	$8,102,000

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

5B5.     Income Tax Status

The Internal Revenue Service has determined and informed McCready and Keene, Inc. by letter dated March 31, 2008, that the Defined Contribution and Volume Submitter Plan and Trust is designed in accordance with the applicable sections of the Internal Revenue Code. The Company adopted the McCready and Keene Plan on February 1, 2012. Accordingly, the Company believes that the Plan is currently operated in accordance with, and continues to qualify in all material respects, under the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes, as well as state franchise taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, no audits for any tax periods are in progress.

6B6.     Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

On April 29, 2011 the Company incurred a voluntary reduction in its workforce triggering a partial Plan termination. All active participants of the Plan that were terminated as a result of the reduction in workforce were made fully vested in the employer contributions to their account, if they were not already fully vested. (See Subsequent Events under Note 2)

7B7.     Party-in-Interest

The Plan allowed participants to invest in the Company’s equity securities until December 31, 2009. As of December 31, 2012 and 2011, the Plan held approximately 100,000 and 109,000 shares, respectively, of Comarco, Inc. common stock.

Certain Plan investments are units of participation in common/collective trusts managed by Wilmington Trust, Wells Fargo or its affiliates. Wilmington Trust is the designated trustee for such investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

8.       Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefit and the changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31, U2012	December 31, U2011

Net assets available for benefits, per the financial statements	$6,238,000	$8,145,000
Add: Excess contributions payable to participants	U 7,000	U 17,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	U 31,000	–
Net assets available for benefits, at fair value per the Form 5500	$6,276,000	$8,162,000

	Year Ended December 31, U2012	Year Ended December 31, U2011

Net decrease in net assets per the financial statements	$(1,907,000)	$(2,050,000)
Less: Excess contributions payable to participants	7,000	17,000
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	31,000	U —
Add: Prior year excess contributions payable to participants	U (17,000)	U —
Net decrease in net assets per the Form 5500	$(1,886,000)	$(2,033,000)

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

FEIN: 95-2088894

Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Wilmington Trust	Cash	**	$2,000
	Wells Fargo	WF Stable Value Fund J, 23,652 shares	**	1,096,000
*	American United Life Insurance Company	AUL Stable Value, 97,436 shares	**	100,000
*	Wilmington Trust	BlackRock Emerging Markets, 9 shares	**	1,000
*	Wilmington Trust	WTFSC International Core, 53 shares	**	1,000
*	Wilmington Trust	BlackRock Equity Index, 9 shares	**	2,000
*	Wilmington Trust	BlackRock Russell 2000 Index, 11 shares	**	1,000
*	Wilmington Trust	Credit Suisse Commodity, 125 shares	**	1,000
*	Wilmington Trust	WTFSC Total Return REIT, 42 shares	**	2,000
*	Wilmington Trust	Callan Glidepath 2010, 47,135 shares	**	540,000
*	Wilmington Trust	Callan Glidepath 2015, 40,798 shares	**	458,000
*	Wilmington Trust	Callan Glidepath 2020, 40,707 shares	**	447,000
*	Wilmington Trust	Callan Glidepath 2025, 111,000 shares	**	1,187,000
*	Wilmington Trust	Callan Glidepath 2030, 154,401 shares	**	1,630,000
*	Wilmington Trust	Callan Glidepath 2035, 59,643 shares	**	628,000
*	Wilmington Trust	Callan Glidepath 2040, 7,286 shares	**	76,000

*	Comarco, Inc.	Comarco, Inc. Common Stock	**	15,000
		100,052 shares
		Total Investments		6,187,000
*	Plan Participants	Participant Loans	$ 0	89,000
		Interest rates ranging from 4.25 to 5.25%

				$6,276,000

*     Party-in-interest

**  Historical cost information is not required for participant directed investment funds

See accompanying Report of Independent Registered Public Accounting Firm and notes to the 2012 financial statements.

COMARCO, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, INC. SAVINGS AND RETIREMENT PLAN
/s/ Alisha K. Charlton
Alisha K. Charlton Vice President and Chief Accounting Officer Comarco, Inc.

July 1, 2013

Exhibit Index

Exhibit UNumber	Description
23.1	Consent of Independent Registered Public Accounting Firm – Squar, Milner, Peterson, Miranda & Williamson, LLP *

* Filed herewith